August 12, 2024

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit H (listing applications, including agreements required to be executed in connection with listing and a schedule of listing fees);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit H currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 9:00am on 08/12/24

Enclosure

[1] See Attachment for a comprehensive list of updates to Exhibit H

Attachment

Summary of changes made to Exhibit H:

- Added Account Administrator and EDSS User forms into Listing Applications

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **08/12/24**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

24003405

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Legal Head of Global Listings, Cboe BZX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 08/12/24 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 08/12/24] (Signature) Kyle Murray, VP, Legal Head of Global Listings (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

Attached please find the following documents:

A. Initial Listings

Cboe

Cboe BZX Exchange, Inc. Listing Application and Related Forms:
Commodity-Based Trust Shares

To list a series of Commodity-Based Trust Shares on Cboe BZX Exchange, Inc. a Trust must complete and submit all materials set forth below on the Listing Checklist to ListingQualifications@cboe.com .

LISTING CHECKLIST **The following documentation is required to be submitted prior to launch:**		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Representation Affirmation
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Security Information Spreadsheet	
☐	Component Instruments Data	
☐	Executed Authorization of listing on Cboe BZX Exchange, Inc.	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
☐	Certificate of Good Standing dated within 90 days of launch	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 48 hours prior to launch:		
☐	Effective Registration Statement (S-1)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to ListingQualifications@cboe.com. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

TRUST INFORMATION	
Trust Name (the "Company", which includes the sponsor):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
TRUSTEE CONTACT	
Trustee Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	

City, State, Zip:	
Phone:	Website:
SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	

City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ______________ Current ticker symbol: ______ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

TRUST INFORMATION
Trust Name (the "Company", which includes the sponsor):

Upon the Trust's listing on the Exchange, the Trust must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(A): I hereby certify that the Trust is a trust that does not have a board of directors or persons acting in a similar capacity and the Trust's activities are limited to passively owning or holding (as well as administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the shares of the Trust and, as such, is exempt from the following corporate governance requirements:

(i) Majority Independent Board – Rule 14.10(c)(2)(A)
(ii) Audit Committee Requirements – Rule 14.10(c)(3)
(iii) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(iv) Director Nominations – Rule 14.10(c)(5)
(v) Controlled Company Exemption – Rule 14.10(e)(3)(B)
(vi) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Trust or a service provider on the Trust's behalf conducts on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am an officer duly authorized to contract on behalf of the Trust. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the
Signature:
Print Name:
Title:
Trust Name:
Telephone:
Email:
Date:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Trust must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Trust can answer in the affirmative to the following:

With respect to the Trust, its predecessors and its subsidiaries, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Trust are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Trust are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Trust's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Trust should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Trust can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Trust has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Trust or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Trust is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Authorization of Issuance and Listing

☐ Check here if the Trust has included with this application a Sponsor Certificate or other appropriate documentation authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Commodity-Based Trust Shares

☐ Check here if the Trust affirms that it will advise the Exchange of any failure by the Fund or the Shares to comply with any continued listing requirements applicable under Rule 14.11(e) or otherwise or, where a security is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing.

☐ Check here if the Trust affirms that, upon listing, the Net Asset Value per share of each security will be calculated daily and the NAV and any additional information about the assets of the Trust that are made available will be made available to all market participants at the same time.

☐ Check here if the Trust affirms that it will notify and receive approval from the Exchange prior to any change from the Trustee named above.

AFFIRMATION		
(Name of Individual)	(Title)	
(Trust Name)		
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange		
(Signature of Authorized Officer)		(Date)

Exchange Listing Agreement

This listing agreement (“Listing Agreement”) should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the “Exchange”) or current issuers Companies their company name.

COMPANY NAME

(“Company”), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term “officer” in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and

trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

☐ Issuer description at time of application
☐ Updated issuer description

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as “the Exchange,” on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Signature of Individual)	as (Title)
of (Corporation or Trust Name)	

On behalf of ________________________, I, ____________________________, do hereby grant the
(Company) *(Name)*
associates identified below access to the Electronic Disclosure Submission System (the "EDSS").

Listing Qualifications will only discuss material non-public information with the individuals named on this form.

The EDSS is a web application which provides issuers with a secure delivery method for material news disclosures sent to Cboe. See the Cboe ETP Listings Compliance Guide for more information. The EDSS may be accessed in the Cboe Issuer Portal by signing in at https://www.cboe.com/account/login/.

Cboe will create a unique login for each of these individuals. This form must be signed by an authorized corporate officer. Please email this form to CorporateActions@cboe.com. If you have any questions, please send your inquiry to this email address.

AUTHORIZED USERS	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc.
Issuer Portal – Account Administrators

On behalf of ______________________________, I, ____________________________, do hereby

(Firm Name) *(Name)*

designate the following individuals as Issuer Portal Account Administrator for our firm.

The Cboe Issuer Portal is your one-stop destination for various tools, forms, and information related to your listings on Cboe. Access to the Cboe Issuer Portal is found by signing in at Cboe.com.

Account Administrators may add users, edit users, remove users, and reset passwords for their firm.

Please send completed form to ListingQualifications@cboe.com.

Issuer Portal Account Administrators	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Exchange-Traded Fund Shares

To list "Exchange-Traded Fund Shares" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *ListingQualifications@cboe.com* .

LISTING CHECKLIST **The following documentation is required to be submitted prior to launch:**		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Representation Affirmation
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Fund Information Spreadsheet	
☐	Index Constituent Data or Proposed Portfolio Data	
☐	Index Methodology	
☐	Board Resolution authorizing listing on Cboe BZX Exchange, Inc.	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
☐	Certificate of Good Standing dated within 90 days of launch	
☐	Firewall Letter (if applicable)	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 4 p.m. ET 3 days prior to launch date *(delays in adherence to this timeline may cause postponement of launch):*		
☐	Form N-1A (Final *Effective* Registration Statement)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *ListingQualifications@cboe.com*. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION	
Corporation/Trust Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.	
Fund Manager/Manager Trustee:	
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary ETP Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager:	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ___________________ Current ticker symbol: _______ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

COMPANY INFORMATION
Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(E): I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue ETF Shares, as defined in Rules 14.11(l), respectively, and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii) Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii) Audit Committee Composition – Rule 14.10(c)(3)(B)
(iv) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(v) Director Nominations – Rule 14.10(c)(5)(A)
(vi) Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
(vii) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

[2] Note, Exchange-Traded Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

__**Regulatory Proceedings/Litigation**__

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Exchange-Traded Fund Shares

☐ Check here if the Issuing Trust affirms that it will notify the Exchange of any material issue of non-compliance with any of the requirements of Rule 6c-11 and that the ETFs will otherwise comply with the requirements of Rule 6c-11 on an ongoing basis.

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with any other continued listing requirements applicable under Rule 14.11(l) or, where a Fund is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing.

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each Fund will be calculated daily and will be made available to all market participants at the same time.

Index-Based ETF Shares

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the Fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the Fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if the Company affirms that, to the extent that the index is now or in the future maintained by a broker-dealer or fund adviser, the broker-dealer or fund adviser will erect and maintain a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index will be calculated by a third party who is not a broker-dealer or fund adviser.

Actively Managed ETF Shares

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently affiliated with a broker-dealer, the investment advisor has implemented a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the investment adviser will implement a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on each Fund's portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System

Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

- ☐ Issuer description at time of application
- ☐ Updated issuer description

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as “the Exchange,” on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

Electronic Disclosure Submission System Authorized Users

On behalf of ______________________________, I, __________________________________, do hereby grant the
(Company) *(Name)*
associates identified below access to the Electronic Disclosure Submission System (the "EDSS").

Listing Qualifications will only discuss material non-public information with the individuals named on this form.

The EDSS is a web application which provides issuers with a secure delivery method for material news disclosures sent to Cboe. See the Cboe ETP Listings Compliance Guide for more information. The EDSS may be accessed in the Cboe Issuer Portal by signing in at https://www.cboe.com/account/login/.

Cboe will create a unique login for each of these individuals. This form must be signed by an authorized corporate officer. Please email this form to CorporateActions@cboe.com. If you have any questions, please send your inquiry to this email address.

AUTHORIZED USERS	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc.
Issuer Portal – Account Administrators

On behalf of ______________________________, I, ____________________________, do hereby

(Firm Name) *(Name)*

designate the following individuals as Issuer Portal Account Administrator for our firm.

The Cboe Issuer Portal is your one-stop destination for various tools, forms, and information related to your listings on Cboe. Access to the Cboe Issuer Portal is found by signing in at Cboe.com.

Account Administrators may add users, edit users, remove users, and reset passwords for their firm.

Please send completed form to ListingQualifications@cboe.com.

Issuer Portal Account Administrators	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

GENERAL LISTING INFORMATION

GENERAL CORPORATE INFORMATION	
Corporation Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State and Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
ASSET MANAGER INFORMATION Please list the name and full title of the individual to be designated as the Asset Manager. Attach a separate sheet if the contact information for the individual differs from the information provided above.	
Asset Manager:	
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
ISSUER INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ISSUER CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Issuer Information provided above.	
Primary ETN Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager	Email:
DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	

Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):
APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SECURITY INFORMATION

SECURITY INFORMATION	
Name:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: Current ticker symbol: ________________ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
Expected effective date of Final Prospectus:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Index Component Data

☐ Provide CUSIP/ISIN/SEDOL and respective weightings information of underlying index or reference asset as applicable (sum total must equal 100%) in excel format.

* Exchange may require updated data if submitted more than 15 business days prior to launch

Indicative Value Prices

Intraday and Closing Indicative Values (as applicable) dissemination contracted with:

Cboe BZX Exchange, Inc.
Corporate Governance Certification Form

COMPANY INFORMATION
Company Name: (the "Company")
Symbol:

Upon the Company's listing on the Exchange, the Company must comply with the Exchange's requirements relating to Board Composition, Executive Sessions, Audit Committee, Compensation of Officers, Director Nomination Process, Code of Conduct, Quorum, Review of Related Party Transactions and Direct Registration of Company's Securities. By completing this form, you are certifying your Company's compliance with, or exemption from, these requirements.

In addition, the Cboe BZX Exchange, Inc. Rules include certain disclosure and notification requirements relating to the use of exemptions and phase-in schedules that are not outlined in this certification. Each Company is responsible for ensuring compliance with such requirements.

Also note that a Company that is a Smaller Reporting Company[1], Controlled Company[2], or a Foreign Private Issuer[3] may need to submit a new certification if that status changes.

1. Independent Directors-Rule 14.10(c)(2)(A)

☐ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Rule 14.10(c)(2)(A). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certification above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director requirement of Rule 14.10(c)(2)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

[1] As defined in SEC Rule 12b-2.
[2] A "Controlled Company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.
[3] As defined in SEC Rule 3b-4(c)

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

2. <u>Independent Directors-Rule 14.10(c)(2)(B)</u>

☐ I hereby certify that the Company will have the regularly scheduled meetings at which only independent directors are present ("executive sessions"), as required by Rule 14.10(c)(2)(B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the executive session requirement of Rule 14.10(c)(2)(B) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

3. Audit Committee Charter-Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04

☐ I hereby certify that the Company has adopted a formal written audit committee charter specifying the items enumerated in Rule 14.10(c)(3)(A), and that the audit committee will review and assess the adequacy of the charter on an annual basis. Please provide a copy of the charter and note the date of its adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee charter requirement of Rule 14.10(c)(3)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares[4] and Managed Fund Shares**[5]: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

4. Audit Committee Composition-Rule 14.10(c)(3)(B)

☐ I hereby certify that the Company has, and will continue to have, an audit committee of at least three members, comprised solely of directors each of whom: (a) meets the Exchange's definition of independence contained in Rule 14.10(c)(1)(B); (b) meets the requirements of SEC Rule 10A-3(b)(1); (c) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (d) is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, as required by Rule 14.10(c)(3)(B)(i)(d).

In addition, I hereby certify that the Company has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

LIST MEMBER(S):

[4] As defined in Rule 14.11(c).
[5] As defined in Rule 14.11(i).

If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member [4] of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the audit committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee composition requirements of Rule 14.10 (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirements.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares and Managed Fund Shares**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

5. <u>Independent Director Oversight of Executive Officer Compensation-Rule 14.10(c)(4)</u>

☐ I hereby certify that the Company complies with Rule 14.10(c)(4), which requires independent director involvement in the determination of executive compensation. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, or who is otherwise permitted to determine the compensation of executive officers of the Company, the board of directors has considered, and will continue to consider, all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of such director, including but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and (ii) whether such director is affiliated with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company.

Check the appropriate box below:

☐ The Company complies with this requirement by having a compensation committee comprised solely of independent directors.

---

[4] As defined in Rule 14.10(c)(1)(B).

☐ The Company complies with this requirement by submitting such matters for approval or recommendation by a majority of the independent directors in a vote in which only independent directors participate.

☐ **For Smaller Reporting Companies**: Check here if the Company is a Smaller Reporting Company and each director responsible for determining the compensation of executive officers of the Company is independent under Rule 14.10(c)(1)(B).

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the compensation committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director oversight of executive compensation requirement of Rule 14.10(c)(4) (as well as each other requirement of Exchange listing rules that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

6. **Director Nominations-Rule 14.10(c)(5)(A)**

☐ I hereby certify that the Company complies with Rule 14.10(c)(5)(A), which requires independent director oversight of director nominations.

Check the appropriate box below:

☐ The Company complies with this requirement by having a nominations committee comprised solely of independent directors.

☐ The Company complies with this requirement by having director nominees selected or recommended by a majority of its independent directors in a vote in which only independent directors participate.

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the nominations committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the director nominations requirement of Rule 14.10(c)(5)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

7. <u>Nominations Committee Charter or Board Resolution-Rule 14.10(c)(5)(B)</u>

☐ I hereby certify that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, as required by Rule 14.10(c)(5)(B). Please provide a copy of the charter or board resolution and note the date of adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the nominations committee charter/board resolution requirement of Rule 14.10(c)(5)(B) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

8. Code of Conduct-Rule 14.10(d)

☐ I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 14.10(d), and that such codes satisfy the requirements of Rule 14.10(d). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the code of conduct requirement of Rule 14.10(d) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

9. Quorum-Rule 14.10(f)(3)

☐ I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3). If the Company is currently exempt from this requirement, check the box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the quorum requirement of Rule 14.10(f)(3) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

10. Related Party Transactions-Rule 14.10(h)(1)

☐ I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers:** Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the related party transactions requirement of Rule 14.10(h)(1) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

11. DRS Eligibility-Rule 14.7

☐ I hereby certify that the Company's securities are eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the 1934 Act, as required by Rule 14.7. If the Company is currently exempt from this requirement, check the box below:

☐ **For Companies Whose Securities are Book Entry**: Check here if the Company is exempt from this requirement because the Company's securities are book entry only.

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

<u>Regulatory Proceedings/Litigation</u>

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Net Worth Representation (Rule 14.11(d)(2)(E))

☐ Check here if the Company has a minimum tangible net worth in excess of $250,000,000 and exceeds by at least 20%, the earnings requirements (set forth in paragraph 14.8(a)(b)(2) of the Rules of Cboe BZX Exchange, Inc. In the alternative, the Company has (i) a minimum tangible net worth of $150,000,000 and exceeds by at least 20% the earnings requirement set forth in paragraph 14.8(a)(b)(2) of the Rules of Cboe BZX Exchange, Inc., and (ii) has not issued securities where the original issue price of all the Company's other index-linked note offerings (combined with index-linked note offerings of the Company's affiliates) listed on a national securities exchange exceeds 25% of the Company's net worth.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

Resolution Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Index Provider Representation (if applicable)

☐ Check here if the Company affirms that the index is maintained by a broker-dealer.

☐ Check here if the Company affirms that the broker-dealer that maintains the index has erected a "firewall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer.

Daily Fund Calculation Representation

☐ Check here if the Company affirms that, upon listing, the current value of the index or the reference asset, as applicable, will be widely disseminated at least every 15 seconds during the Exchange's regular market session.

☐ Check here if the Company affirms that the current value of the index or the reference asset, as applicable, is not required to be disseminated at least every 15 seconds as provided in Exchange Rule 14.11(d)(2)(G)(ii) or (iii).

Non-Convertible Debt

☐ Check here if the Company affirms that the issue is non-convertible debt of the Company.

Redeemable Issue

☐ Check here if the Company affirms that the issue is redeemable at the option of holders thereof on at least a weekly basis.

Aggregate Market Value

☐ Check here if the Company affirms that the principal amount outstanding of the security will be at least $4,000,000 on the first day of trading.

REPRESENTATION AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Securities Exchange Act of 1934 Exemptive Relief

Indicate the letter below Issuer will rely upon to achieve no-action/exemptive relief necessary to operate as a listed ETN of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Notes
   - Letter dated May 30, 2006 (iPath ETNs)
   - Letter dated July 27, 2006 (iPath ETNs)
   - Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

B. Other Security Types
   - Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
   - Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

If additional exemptive relief letters will be relied upon, please indicate the dates that those letters were or will be issued.

<u>All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Cboe BZX Exchange, Inc.</u>

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Cboe BZX Exchange, Inc.
Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

Cboe BZX Exchange, Inc.

Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logo or mark are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the logo artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

Cboe BZX Exchange, Inc.

Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

☐ Issuer description at time of application

☐ Updated issuer description

Cboe BZX Exchange, Inc.
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation Name)	

On behalf of ______________________________, I, __________________________________, do hereby grant the
(Company) *(Name)*
associates identified below access to the Electronic Disclosure Submission System (the "EDSS").

Listing Qualifications will only discuss material non-public information with the individuals named on this form.

The EDSS is a web application which provides issuers with a secure delivery method for material news disclosures sent to Cboe. See the Cboe ETP Listings Compliance Guide for more information. The EDSS may be accessed in the Cboe Issuer Portal by signing in at https://www.cboe.com/account/login/.

Cboe will create a unique login for each of these individuals. This form must be signed by an authorized corporate officer. Please email this form to CorporateActions@cboe.com. If you have any questions, please send your inquiry to this email address.

AUTHORIZED USERS	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc.
Issuer Portal – Account Administrators

On behalf of _____________________________________, I, __________________________________, do hereby

(Firm Name) *(Name)*

designate the following individuals as Issuer Portal Account Administrator for our firm.

The Cboe Issuer Portal is your one-stop destination for various tools, forms, and information related to your listings on Cboe. Access to the Cboe Issuer Portal is found by signing in at Cboe.com.

Account Administrators may add users, edit users, remove users, and reset passwords for their firm.

Please send completed form to ListingQualifications@cboe.com.

Issuer Portal Account Administrators	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Managed Portfolio Shares

To list Managed Portfolio Shares on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *ListingQualifications@cboe.com* .

LISTING CHECKLIST The following documentation is required to be submitted prior to launch:		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Exemptive Relief Letter
	☐	Representation Affirmation
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Fund Information Spreadsheet	
☐	Sample Portfolio Data (For each component, the CUSIP, ISIN, or SEDOL and the percentage of the portfolio)	
☐	Board Resolution authorizing listing on Cboe BZX Exchange, Inc.	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
☐	Certificate of Good Standing dated within 90 days of launch	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 4 p.m. ET 3 days prior to launch date ***(delays in adherence to this timeline may cause postponement of launch):***		
☐	Form N-1A (Final *Effective* Registration Statement)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *ListingQualifications@cboe.com*. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION	
Corporation/Trust Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.	
Fund Manager/Manager Trustee:	
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary ETP Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager:	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:

Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

PRICING VERIFICATION AGENT CONTACT Please provide the following information regarding the Pricing Verification Agent.
Firm Name:
Contact Name:
Address of Principal Executive Office:
City, State, Zip:

Phone:	Email:

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.
Firm Name:
Contact Name:
Address of Principal Executive Office:
City, State, Zip:

Phone:	Email:

SECURITY INFORMATION
Name of Security:
Ticker Symbol(s):
Applicable 1940 Act Exemptive Order Release No.:
☐ Initial Listing ☐ Listing Transfer Current listing market: _______________ Current ticker symbol: _______________ ☐ Other (please specify):
Rule Filing Number:

Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	

Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?
☐ Yes ☐ No

COMPANY INFORMATION
Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(E): I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue Managed Portfolio Shares for listing on the Exchange, as defined in Rule 14.11(k), and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii) Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii) Audit Committee Composition – Rule 14.10(c)(3)(B)
(iv) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(v) Director Nominations – Rule 14.10(c)(5)(A)
(vi) Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
(vii) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

[2] Note, Managed Portfolio Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Continued Listing Standards Representation

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with the continued listing requirements applicable under Rule 14.11(k) (for Managed Portfolio Shares) or, where a Fund is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by a Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of reference assets, and the Verified Intraday Indicative Value ("VIIV") (as applicable), or the applicability of Exchange listing rules specified in the filing.

Managed Portfolio Shares Representations

☐ Check here if the Company affirms that any person or entity who is known to have access to information regarding a Fund's portfolio composition or changes thereto or the Creation Basket, as defined in Rule 14.11(k)(3)(E), will be obligated, whether contractually, by regulation, or pursuant to standards of professional conduct, to comply with the requirements of Rule 14.11(k)(2)(E). To the extent that the investment adviser or Company becomes aware of any issue of non-compliance with Rule 14.11(k)(2)(E) by any person or entity, it will notify the Exchange of such non-compliance as soon as practicable.

☐ Check here if the Company affirms that it, or its agent, will provide prompt notification to the Exchange upon the existence of the following conditions: (i) the intraday indicative values calculated by the calculation engines differ by more than 25 basis points for 60 seconds in connection with pricing of the VIIV; or (ii) holdings representing 10% or more of a series of Managed Portfolio Shares' portfolio have become subject to a trading halt or otherwise do not have readily available market quotations.

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently registered as a broker-dealer or is affiliated with a broker-dealer, such investment advisor has implemented and will maintain a fire wall between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to such Fund's portfolio and/or the Creation Basket; and (ii) becomes registered as a broker-dealer or becomes affiliated with a broker-dealer, the investment adviser will erect and maintain a fire wall between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to such Fund's portfolio and/or Creation Basket.

☐ Check here if the Company affirms that any person related to the investment adviser or Company who makes decisions pertaining to the Fund's portfolio composition or has access to information regarding the Fund's portfolio composition or changes thereto or the Creation Basket will be subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable Fund portfolio or changes thereto or the Creation Basket.

☐ Check here if the Company affirms that, upon listing, the Fund's net asset value per share will be calculated daily and will be made available to all market participants at the same time.

☐ Check here if the Company affirms that, except as otherwise permitted under the currently applicable exemptive order or no-action relief granted by the Commission or Commission staff to the Company with respect to the Fund, the Fund's holdings will be made available to all market participants at the same time.

AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Cboe BZX Exchange, Inc.

Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.
3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

Cboe BZX Exchange, Inc.
Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

    - 1 version in color
    - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
    - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

Cboe BZX Exchange, Inc.

Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

☐ Issuer description at time of application

☐ Updated issuer description

Cboe BZX Exchange, Inc.
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as “the Exchange,” on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

Electronic Disclosure Submission System Authorized Users

On behalf of ______________________________, I, ___________________________________, do hereby grant the
(Company) *(Name)*
associates identified below access to the Electronic Disclosure Submission System (the "EDSS").

Listing Qualifications will only discuss material non-public information with the individuals named on this form.

The EDSS is a web application which provides issuers with a secure delivery method for material news disclosures sent to Cboe. See the Cboe ETP Listings Compliance Guide for more information. The EDSS may be accessed in the Cboe Issuer Portal by signing in at https://www.cboe.com/account/login/.

Cboe will create a unique login for each of these individuals. This form must be signed by an authorized corporate officer. Please email this form to CorporateActions@cboe.com. If you have any questions, please send your inquiry to this email address.

AUTHORIZED USERS	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc.
Issuer Portal – Account Administrators

On behalf of ______________________________, I, ____________________________, do hereby

(Firm Name) *(Name)*

designate the following individuals as Issuer Portal Account Administrator for our firm.

The Cboe Issuer Portal is your one-stop destination for various tools, forms, and information related to your listings on Cboe. Access to the Cboe Issuer Portal is found by signing in at Cboe.com.

Account Administrators may add users, edit users, remove users, and reset passwords for their firm.

Please send completed form to ListingQualifications@cboe.com.

Issuer Portal Account Administrators	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Managed Trust Securities

To list a series of Managed Trust Securities on Cboe BZX Exchange, Inc. a Trust must complete and submit all materials set forth below on the Listing Checklist to *ListingQualifications@cboe.com*.

LISTING CHECKLIST The following documentation is required to be submitted prior to launch:		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Representation Affirmation
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Security Information Spreadsheet	
☐	Component Instruments Data	
☐	Executed Authorization of listing on Cboe BZX Exchange, Inc.	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
☐	Certificate of Good Standing dated within 90 days of launch	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 48 hours prior to launch:		
☐	Effective Registration Statement (S-1)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *ListingQualifications@cboe.com*. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

TRUST INFORMATION	
Trust Name (the "Company", which includes the sponsor, as noted below):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
TRUSTEE CONTACT	
Trustee Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: _______________ Current ticker symbol: _______________ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
All Applicable Exemptive Relief (34 and 40 Act):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Cboe BZX Exchange, Inc.

Corporate Governance Certification Form

TRUST INFORMATION
Trust Name (the "Company", which includes the sponsor):

Upon the Trust's listing on the Exchange, the Trust must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(A): I hereby certify that the Trust is a trust that does not have a board of directors or persons acting in a similar capacity and the Trust's activities are limited to passively owning or holding (as well as administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the shares of the Trust and, as such, is exempt from the following corporate governance requirements:

(i) Majority Independent Board – Rule 14.10(c)(2)(A)
(ii) Audit Committee Requirements – Rule 14.10(c)(3)
(iii) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(iv) Director Nominations – Rule 14.10(c)(5)
(v) Controlled Company Exemption – Rule 14.10(e)(3)(B)
(vi) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Trust or a service provider on the Trust's behalf conducts on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am an officer duly authorized to contract on behalf of the Trust. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Trust Name:
Telephone:
Email:
Date:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company answers in the affirmative to any of the question below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Trust, its predecessors and its subsidiaries, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Trust are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Trust are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Trust's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update the Exchange promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, the Exchange may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Trust or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Authorization of Issuance and Listing

☐ Check here if the Company has included with this application a Sponsor Certificate or other appropriate documentation authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Managed Trust Securities Representations

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or the Shares to comply with any continued listing requirements applicable under Rule 14.11(e) or otherwise or, where a security is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each security will be calculated daily and the NAV will be made available to all market participants at the same time

☐ Check here if the Company affirms that, the Disclosed Portfolio will be disseminated daily and will be made available to all market participants at the same time

☐ Check here if the Company affirms that it will notify and receive approval from the Exchange prior to any change from the Trustee named above

☐ Check here if the Company affirms that, to the extent that the Sponsor: (i) is registered as a broker-dealer or is currently affiliated with a broker-dealer, the Sponsor has implemented a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the Sponsor will implement a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on each Fund's portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

AFFIRMATION			
(Name of Individual)		(Title)	
(Company Name)			
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.			
(Signature of Authorized Officer)			(Date)

Exchange Listing Agreement

This listing agreement (“Listing Agreement”) should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the “Exchange”) or current issuers Companies their company name.

COMPANY NAME

(“Company”), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term “officer” in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

   a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

   b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Cboe BZX Exchange, Inc.

Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Signature of Individual)	as (Title)
of (Company or Trust Name)	

On behalf of ______________________________, I, ___________________________________, do hereby grant the
(Company) *(Name)*
associates identified below access to the Electronic Disclosure Submission System (the "EDSS").

Listing Qualifications will only discuss material non-public information with the individuals named on this form.

The EDSS is a web application which provides issuers with a secure delivery method for material news disclosures sent to Cboe. See the Cboe ETP Listings Compliance Guide for more information. The EDSS may be accessed in the Cboe Issuer Portal by signing in at https://www.cboe.com/account/login/.

Cboe will create a unique login for each of these individuals. This form must be signed by an authorized corporate officer. Please email this form to CorporateActions@cboe.com. If you have any questions, please send your inquiry to this email address.

AUTHORIZED USERS	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc.
Issuer Portal – Account Administrators

On behalf of ________________________________, I, ______________________________, do hereby

(Firm Name) *(Name)*

designate the following individuals as Issuer Portal Account Administrator for our firm.

The Cboe Issuer Portal is your one-stop destination for various tools, forms, and information related to your listings on Cboe. Access to the Cboe Issuer Portal is found by signing in at Cboe.com.

Account Administrators may add users, edit users, remove users, and reset passwords for their firm.

Please send completed form to ListingQualifications@cboe.com.

Issuer Portal Account Administrators	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Tracking Fund Shares

To list "Exchange-Traded Fund Shares" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *ListingQualifications@cboe.com* .

LISTING CHECKLIST **The following documentation is required to be submitted prior to launch:**		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Representation Affirmation
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Fund Information Spreadsheet	
☐	**Sample Portfolio Data and Sample Tracking Basket** (For each component include CUSIP, ISIN, or SEDOL and the percentage of the portfolio)	
☐	Board Resolution authorizing listing on Cboe BZX Exchange, Inc.	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
☐	Certificate of Good Standing dated within 90 days of launch	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 4 p.m. ET 3 days prior to launch date ***(delays in adherence to this timeline may cause postponement of launch):***		
☐	Form N-1A (Final *Effective* Registration Statement)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *ListingQualifications@cboe.com*. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION	
Corporation/Trust Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	

FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.
Fund Manager/Manager Trustee:

TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:

SPONSOR/INVESTMENT ADVISER INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary ETP Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager:	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ________________ Current ticker symbol: _______________ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
All Applicable Exemptive Relief (34 and 40 Act):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Cboe BZX Exchange, Inc.
Corporate Governance Certification Form

COMPANY INFORMATION
Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(E): I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue Tracking Fund Shares, as defined in Rules 14.11(m), respectively, and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii) Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii) Audit Committee Composition – Rule 14.10(c)(3)(B)
(iv) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(v) Director Nominations – Rule 14.10(c)(5)(A)
(vi) Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
(vii) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

[2] Note, Tracking Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Tracking Fund Shares

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with any other continued listing requirements applicable under Rule 14.11(m) and, where a Fund is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of reference asset (as applicable), or the applicability of Exchange listing rules specified in the filing.

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each Fund will be calculated daily and the NAV, Tracking Basket, and Fund Portfolio will be made available to all market participants at the same time.

☐ Check here if the Company affirms that: (i) the investment adviser will invest in a portfolio of securities consistent with the Investment Company's objectives and will not be used to enhance leverage; and (ii) will disclose the Fund Portfolio within at least 60 days following the end of every fiscal quarter.

☐ Check here if the Company affirms that any person related to the investment adviser or Company who makes decisions pertaining to the Fund Portfolio and/or the Tracking Basket or has access to nonpublic information regarding the Fund Portfolio and/or the Tracking Basket or changes thereto is subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the Fund Portfolio and/or the Tracking Basket or changes thereto.

☐ Check here if the Company affirms that: (i) any person or entity, including a custodian, Reporting Authority, distributor, or administrator, who has access to nonpublic information regarding the Fund Portfolio or the Tracking Basket or changes thereto, is subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable Fund Portfolio or the Tracking Basket or changes thereto; and (ii) that any such person or entity that is registered as a broker-dealer or affiliated with a broker-dealer, has erected and will maintain a "fire wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition and/or changes to such Fund Portfolio or Tracking Basket.

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently registered as a broker-dealer or affiliated with a broker-dealer, the investment advisor has erected and will maintain a “fire wall” between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to the Fund Portfolio and/or the Tracking Basket; and (ii) becomes registered as a broker-dealer or affiliated with a broker-dealer, the investment adviser will implement a “fire wall” between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to the Fund Portfolio and/or the Tracking Basket.

AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Exchange Listing Agreement

This listing agreement (“Listing Agreement”) should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the “Exchange”) or current issuers Companies their company name.

COMPANY NAME

(“Company”), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term “officer” in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Cboe BZX Exchange, Inc.
Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

Cboe BZX Exchange, Inc.

Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

Cboe BZX Exchange, Inc.

Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

- ☐ Issuer description at time of application
- ☐ Updated issuer description

Cboe BZX Exchange, Inc.
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

On behalf of ______________________________, I, __________________________________, do hereby grant the
(Company) *(Name)*
associates identified below access to the Electronic Disclosure Submission System (the "EDSS").

Listing Qualifications will only discuss material non-public information with the individuals named on this form.

The EDSS is a web application which provides issuers with a secure delivery method for material news disclosures sent to Cboe. See the Cboe ETP Listings Compliance Guide for more information. The EDSS may be accessed in the Cboe Issuer Portal by signing in at https://www.cboe.com/account/login/.

Cboe will create a unique login for each of these individuals. This form must be signed by an authorized corporate officer. Please email this form to CorporateActions@cboe.com. If you have any questions, please send your inquiry to this email address.

AUTHORIZED USERS	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc.
Issuer Portal – Account Administrators

On behalf of ______________________________, I, ______________________________, do hereby

(Firm Name) *(Name)*

designate the following individuals as Issuer Portal Account Administrator for our firm.

The Cboe Issuer Portal is your one-stop destination for various tools, forms, and information related to your listings on Cboe. Access to the Cboe Issuer Portal is found by signing in at Cboe.com.

Account Administrators may add users, edit users, remove users, and reset passwords for their firm.

Please send completed form to ListingQualifications@cboe.com.

Issuer Portal Account Administrators	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Trust Issued Receipts

To list a series of Trust Issued Receipts on Cboe BZX Exchange, Inc. a Trust must complete and submit all materials set forth below on the Listing Checklist to ListingQualifications@cboe.com .

LISTING CHECKLIST The following documentation is required to be submitted prior to launch:		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Representation Affirmation
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Security Information Spreadsheet	
☐	Component Instruments Data	
☐	Executed Board Resolution authorizing listing on Cboe BZX Exchange, Inc.	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
	Certificate of Good Standing dated within 90 days of launch	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 48 hours prior to launch*:*		
☐	Effective Registration Statement (S-1)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the “Exchange”) will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the “SEC”) and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to ListingQualifications@cboe.com. Each reference herein to “Rule” is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

TRUST INFORMATION	
Trust Name (the "Company", which includes the sponsor, as noted below):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
TRUSTEE CONTACT	
Trustee Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: _______________ Current ticker symbol: _______________ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
All Applicable Exemptive Relief (34 and 40 Act):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Cboe BZX Exchange, Inc.
Corporate Governance Certification Form

TRUST INFORMATION
Trust Name (the "Company", which includes the sponsor):

Upon the Trust's listing on the Exchange, the Trust must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(A): I hereby certify that the Trust is a trust that does not have a board of directors or persons acting in a similar capacity and the Trust's activities are limited to passively owning or holding (as well as administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the shares of the Trust and, as such, is exempt from the following corporate governance requirements:

(i) Majority Independent Board – Rule 14.10(c)(2)(A)
(ii) Audit Committee Requirements – Rule 14.10(c)(3)
(iii) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(iv) Director Nominations – Rule 14.10(c)(5)
(v) Controlled Company Exemption – Rule 14.10(e)(3)(B)
(vi) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Trust or a service provider on the Trust's behalf conducts on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am an officer duly authorized to contract on behalf of the Trust. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Trust Name:
Telephone:
Email:
Date:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company answers in the affirmative to any of the question below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Trust, its predecessors and its subsidiaries, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Trust are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Trust are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Trust's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update the Exchange promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, the Exchange may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Trust has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Trust or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Trust is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Trust has included with this application an executed board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the securities.

Trust Issued Receipts

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or the Shares to comply with any continued listing requirements applicable under Rule 14.11(f) or otherwise or, where a security is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each security will be calculated daily and the NAV will be made available to all market participants at the same time

☐ Check here if the Company affirms that it will notify and receive approval from the Exchange prior to any change from the Trustee named above

Index Representations (if applicable)

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the security(ies) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the security(ies), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if the Company affirms that, to the extent that the index is now or in the future maintained by a broker-dealer or fund adviser, the broker-dealer or fund adviser will erect and maintain a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index will be calculated by a third party who is not a broker-dealer or fund adviser.

Active Representations

☐ Check here if the Company affirms that, to the extent that the Sponsor: (i) is registered as a broker-dealer or is currently affiliated with a broker-dealer, the Sponsor has implemented a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the Sponsor will implement a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on each Fund's portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Authorized Officer)	(Date)

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Cboe BZX Exchange, Inc.
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as “the Exchange,” on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Signature of Individual)	as (Title)
of (Company or Trust Name)	

On behalf of ______________________________, I, ___________________________________, do hereby grant the

(Company) *(Name)*

associates identified below access to the Electronic Disclosure Submission System (the "EDSS").

Listing Qualifications will only discuss material non-public information with the individuals named on this form.

The EDSS is a web application which provides issuers with a secure delivery method for material news disclosures sent to Cboe. See the Cboe ETP Listings Compliance Guide for more information. The EDSS may be accessed in the Cboe Issuer Portal by signing in at https://www.cboe.com/account/login/.

Cboe will create a unique login for each of these individuals. This form must be signed by an authorized corporate officer. Please email this form to CorporateActions@cboe.com. If you have any questions, please send your inquiry to this email address.

AUTHORIZED USERS	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
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Name:	Title:
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Name:	Title:
Phone:	Email:
Name:	Title:
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Name:	Title:
Phone:	Email:
Name:	Title:
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Name:	Title:
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Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc.
Issuer Portal – Account Administrators

On behalf of ______________________________, I, ______________________________, do hereby

(Firm Name) *(Name)*

designate the following individuals as Issuer Portal Account Administrator for our firm.

The Cboe Issuer Portal is your one-stop destination for various tools, forms, and information related to your listings on Cboe. Access to the Cboe Issuer Portal is found by signing in at Cboe.com.

Account Administrators may add users, edit users, remove users, and reset passwords for their firm.

Please send completed form to ListingQualifications@cboe.com.

Issuer Portal Account Administrators	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

